United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on the renegotiation of railway concession contracts

Rio de Janeiro, December 30, 2024 - Vale S.A. (“Vale” or “Company”), the Brazilian National Land Transportation Agency[1] and the Brazilian Federal Government, through the Ministry of Transportation, set today the general basis for the renegotiation of the Concession Contracts for the Carajás Railway (“EFC”) and the Vitória a Minas Railway (“EFVM”). The aforementioned contracts had additional terms established on December 16, 2020, which set the early extension of the concessions until 2057, as per Press Release disclosed by the Company at the time[2].

The renegotiation will be performed under the terms of the Concession Contracts, which remain in force, aiming to promote their modernization and updating. Under the renegotiation’s general basis, Vale commits to a maximum global contribution of approximately R$11 billion, for the EFC and EFVM’s asset base review, the optimization of contractual obligations and investments replanning. The transaction terms result in an R$1.7-billion increase in provisions related to the railway concessions.

The global contribution includes all investments and obligations set for the Company by the Concession Contracts and ensures the application of definitive consensual solutions on the optimization of contractual obligations, including construction works and investments. The general bases established today for the Concession Contracts’ renegotiation will comply with usual formalities and will be submitted for the authorities’ evaluation and approval, and their conformation will undergo a consensual solution to be discussed with the bodies involved at the Brazilian Federal Accounts Court[3]. Once concluded, the Concession Contracts’ renegotiation will bring definitiveness to the matter of Vale's obligations and investments in its two railway concessions.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] Agência Nacional de Transportes Terrestres, ANTT, in Portuguese.

[2] With the title “Vale informs on the early extensions of railway concessions”, available here.

[3] Tribunal de Contas da União, in Portuguese.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 30, 2024		Director of Investor Relations